News Release

ZURICH®

Zurich launches Microinsurance Research Project in China

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, April 8, 2008 – Zurich Financial Services Group (Zurich) announced today that it has signed an agreement with Nan Kai University's Department of Risk Management and Insurance (DRMI), based in Tianjin City, to launch a research project on the demand for microinsurance products in China. This research project is a further concrete step in the Group's efforts to expand its insurance coverage to the under-privileged population segment in China.

"Nan Kai University is recognized as a center for risk management and insurance research and education in China, and the findings of DRMI will be most valuable for us to assess the demand and the specific market conditions before launching tailored microinsurance products in China," Brandon Mathews, Zurich's Head of Microinsurance said. "It will also guide us in the selection and development of the right distribution partners, facilitate institutional linkages and help us to identify an effective methodology to educate Chinese customers on the value and function of microinsurance products."

Zurich recognizes that there is a significant unmet need for insurance among the disadvantaged population in China. As such, a particular focus of the Nan Kai University research efforts will be how insurance products can be tailored to meet the demand of Chinese low-income customers and which distribution channels could be used to provide microinsurance products in an efficient way. The findings of the research project will enable Zurich to implement a systematic approach to address the needs of low-income customers in China, thereby promoting basic risk management principles and aiming to reduce poverty.

ZURICH®

As part of Zurich's strategy to strengthen its position in emerging markets the Group is systematically expanding its presence in Greater China by leveraging its global operating platforms, building a multi-skilled team, and merging global expertise with local know how. With its cross-regional approach to microinsurance, and having been the first non-Chinese insurance provider to obtain its own General Insurance branch license in Beijing, Zurich is in an excellent position to explore new business models and address a broader market base in this important economy.

Note to editors:

Zurich's Group-wide microinsurance initiative combines the core skills and sophistication of insurance and risk management with new learning, research and innovation in order to serve low-income populations appropriately and expediently. Its aim is sustainability; products and services must produce benefits for the customer in a commercially viable way.

Zurich's microinsurance initiative has three basic strategic aims:

- Sustainable financial growth: entering new markets and establishing business with underserved economic segments
- Process and product innovation: rethinking value chains and developing better ways to reach more people
- Societal engagement: proactively offering Zurich's skills and abilities to address the challenge and the promise of greater financial inclusion.

For further details please see Zurich's Business Review 2007, available on www.zurich.com (Investor Relations).

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

News Release

ZURICH®

SUPPL

Mario Greco assumes CEO position at Global Life

Zurich Financial Services
Mythenquai 2
8022 Zürich
Schweiz
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Media Relations
Telefon +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Telefon +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, April 4, 2008 – Zurich Financial Services Group (Zurich) announced today that Mario Greco has taken over responsibility as CEO of the Global Life business segment starting April 1, 2008. As already announced on September 13, 2007, he is succeeding Paul van de Geijn, who will reach his planned retirement date this year.

Mr. Greco brings to Zurich a highly successful career in the European life insurance markets, such as serving as CEO of Ras (Allianz Group) in Milan from 2000 to 2005.

In order to give a strategy overview, Mr. Greco will outline the next steps for the Global Life segment in a presentation to investors, analysts and media on May 23, 2008.

In the last couple of months, Mr. van de Geijn has been working for a smooth transition in leadership to Mario Greco, and has taken on new projects concentrating on Zurich's expanding operations in China. He has agreed to continue to share his wide knowledge and experience with the Group and to serve in the role of Chairman, China Management Board, and member of the Group Executive Committee through his retirement date on December 31, 2008.

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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